Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated June 1, 2017

Registration Statement No. 333-202388

Supplementing Preliminary Prospectus Supplement Dated June 1, 2017

and Prospectus Dated February 27, 2015

Healthcare Trust of America Holdings, LP

2.950% Senior Notes due 2022

3.750% Senior Notes due 2027

fully and unconditionally guaranteed by

Healthcare Trust of America, Inc.

Issuer:	Healthcare Trust of America Holdings, LP

Guarantor:	Healthcare Trust of America, Inc.

Ratings (Moody’s / S&P)*:	Baa2 (Negative) / BBB (Stable)

Trade Date:	June 1, 2017

Settlement Date:	June 8, 2017 (T+5)

	2022 Notes	2027 Notes

Principal Amount:	$400 million	$500 million

Maturity Date:	July 1, 2022	July 1, 2027

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2018	January 1 and July 1, commencing January 1, 2018

Benchmark Treasury:	1.750% due May 31, 2022	2.375% due May 15, 2027

Benchmark Treasury Price / Yield:	99-30 / 1.763%	101-14+ / 2.211%

Spread to Benchmark Treasury:	T + 120 basis points	T + 160 basis points

Yield to Maturity:	2.963%	3.811%

Coupon (Interest Rate per annum):	2.950% per annum	3.750% per annum

Offering Price:	99.938% of the principal amount	99.492% of the principal amount

Optional Redemption Provisions:

Make-Whole Call at Treasury + 20 basis points

If the notes are redeemed on or after June 1, 2022 (one month prior to the maturity date), the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to the applicable redemption date.

Make-Whole Call at Treasury + 25 basis points

If the notes are redeemed on or after April 1, 2027 (three months prior to the maturity date), the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to the applicable redemption date.

CUSIP / ISIN:	42225U AE4 / US42225UAE47	42225U AF1 / US42225UAF12

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Jefferies LLC

Co-Managers:

Fifth Third Securities, Inc.

BMO Capital Markets Corp.

MUFG Securities Americas Inc.

Capital One Securities, Inc.

Scotia Capital (USA) Inc.

BBVA Securities Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this term sheet supplements Healthcare Trust of America Holdings, LP’s preliminary prospectus supplement, dated June 1, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

The Issuer and Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and Guarantor have filed with the SEC for more complete information about them and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request a copy of the prospectus supplement for the offering from (i) Wells Fargo Securities, LLC by calling 1-800-645-3751, (ii) J.P. Morgan Securities LLC by calling 212-834-4533, or (iii) U.S. Bancorp Investments, Inc. by calling 1-877-558-2607.